Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

(Expressed in thousands of US dollars, unless otherwise stated)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Silvercorp Metals Inc. (the “Company”).

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

(Signed) Rui Feng	(Signed) Maria Tang
Rui Feng	Maria Tang
Chairman and Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc., which comprise the consolidated balance sheets as at March 31, 2011 and 2010, and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. as at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Silvercorp Metals Inc.'s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2011 expressed an unqualified opinion on Silvercorp Metals Inc.’s internal control over financial reporting.

Vancouver, Canada,
June 1, 2011.	Chartered Accountants

Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp Metals Inc. (the “Company”) is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2011. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On January 13, 2011, the Company completed the acquisition of a 70% equity interest in Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”). As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Yunxiang in its annual assessment of internal control over financial reporting for the year ended March 31, 2011. The Yunxiang operation represented 9% of the Company’s total assets, 8% of the Company’s net assets, 0% of the Company’s revenues and 0% of the Company’s net income of the consolidated financial statement as of and for the year ended March 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2011 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report attached.

(Signed) Rui Feng	(Signed) Maria Tang
Rui Feng	Maria Tang
Chairman and Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Silvercorp Metals Inc.

We have audited Silvercorp Metals Inc.’s internal control over financial reporting as of March 31, 2011 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silvercorp Metals Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”), which is included in the 2011 consolidated financial statements of Silvercorp Metals Inc. and constituted 9% and 8% of total and net assets, respectively, as of March 31, 2011and 0% and 0% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Silvercorp Metals Inc. also did not include an evaluation of the internal control over financial reporting of Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”).

In our opinion, Silvercorp Metals Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the three-year period ended March 31, 2011, and our report dated June 1, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada,
June 1, 2011.	Chartered Accountants

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Notes	March 31, 2011	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents		$147,224	$50,618
Short term investments	5	59,037	43,773
Amounts receivable, prepaids and deposits	6	3,794	2,474
Inventories	4	3,895	3,175
Current portion of future income tax assets	20	414	112
Due from a related party	18	203	138
		214,567	100,290
Long term prepaids and deposits	7	893	583
Equity investment in NUX	8	15,624	6,103
Other investments	9	46,286	9,003
Property, plant and equipment	10	36,548	29,024
Mineral rights and properties	11	198,682	133,248
Future income tax assets	20	915	1,203
		$513,515	$279,454

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$12,770	$7,504
Deposits received		13,278	6,737
Bank loan	12	-	1,465
Current portion of asset retirement obligations	13	323	292
Dividends payable	17(e)	3,600	3,238
Income tax payable		3,047	1,658
Current portion of future income tax liabilities	20	84	-
Due to a related party	18	3,447	-
		36,549	20,894

Future income tax liabilities	20	30,655	19,475
Asset retirement obligations	13	3,026	2,357
		70,230	42,726
Non-controlling interests	14	34,333	21,738
SHAREHOLDERS' EQUITY
Share capital		266,081	145,722
Contributed surplus		4,192	4,702
Reserves	15	31,893	31,893
Accumulated other comprehensive income	16	33,601	14,910
Retained earnings		73,185	17,763
		408,952	214,990
		$513,515	$279,454
Commitments	23

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Years ended March 31,
	Notes	2011	2010	2009

Sales		$167,327	$107,164	$83,523

Cost of sales		35,457	23,996	29,322
Depreciation, amortization and depletion		6,487	3,904	6,365
		41,944	27,900	35,687

Gross profit		125,383	79,264	47,836

Expenses
Accretion of asset retirement obligations	13	164	125	123
Amortization		648	932	817
Foreign exchange loss (gain)		2,762	(432)	(2,872)
General exploration and property investigation expenses		3,319	4,909	2,325
Impairment charges and bad debt	4,6,9,10&11	-	698	50,707
Investor relations		463	438	550
General and administrative		14,799	9,348	9,183
Other taxes		1,478	143	129
Professional fees		1,310	1,783	1,488
		24,943	17,944	62,450
		100,440	61,320	(14,614)
Other income and (expenses)
Equity income (loss) on investment in NUX	8	1,837	(424)	(1,455)
Dilution gain on investment in NUX	8	4,726	-	-
Gain (loss) on disposal of mineral rights and properties	11	537	-	(819)
Loss on disposal of plant and equipment	10	(677)	(1,569)	(328)
Unrealized gain on held-for-trading securities	9	1,283	35	-
Gain on disposal of long term investments		505	-	-
Interest expenses		(87)	(122)	(7)
Interest income		1,461	868	1,342
Other income		511	337	478
		10,096	(875)	(789)

Income (loss) before income taxes and non-controlling interests		110,536	60,445	(15,403)

Income tax expense (recovery)
Current	20	19,485	7,796	6,988
Future	20	1,576	764	(7,925)
		21,061	8,560	(937)

Income (loss) before non-controlling interests		89,475	51,885	(14,466)

Non-controlling interests	14	(20,626)	(13,338)	(1,531)

Net income (loss)		$68,849	$38,547	$(15,997)

Basic earnings (loss) per share	17(f)	$0.41	$0.24	$(0.11)
Diluted earnings per share	17(f)	$0.41	$0.24	$(0.11)
Weighted Average Number of Shares Outstanding - Basic		167,806,101	162,287,528	152,350,041
Weighted Average Number of Shares Outstanding - Diluted		169,192,836	163,571,019	152,350,041

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Years ended March 31,
	2011	2010	2009
Net income (loss) for the year	$68,849	$38,547	$(15,997)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities, net of taxes	4,431	328	(155)
Reclassification adjustment for loss included in income, net of taxes	-	195	-
Foreign exchange impact	14,260	24,554	(24,134)
Other comprehensive income (loss)	18,691	25,077	(24,289)
Comprehensive income (loss)	$87,540	$63,624	$(40,286)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Years ended March 31,
	Notes	2011	2010	2009
Cash provided by (used in)
Operating activities
Net income (loss) for the year		$68,849	$38,547	$(15,997)
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		164	125	122
Depreciation, amortization and depletion		7,135	4,836	7,182
Equity loss (income) on investment in NUX		(1,837)	424	1,455
Dilution gain on investment in NUX		(4,726)	-	-
Future income tax expenses (recovery)		1,576	764	(7,925)
Impairment charges and bad debt		-	698	50,707
Unrealized gain on held-for-trading securities		(1,283)	(35)	-
Gain on disposal of long term investments		(505)	-	-
Loss (gain) on disposal of mineral properties		(537)	-	819
Loss on disposal of plant and equipment		677	1,569	328
Non-controlling interests		20,626	13,338	1,531
Stock-based compensation		2,332	1,914	2,103
Unrealized foreign exchange loss (gain)		(41)	(1,118)	4,378
Changes in non-cash operating working capital	24	11,812	4,189	3,303
Cash provided by operating activities		104,242	65,251	48,006
Investing activities
Mineral rights and properties
Acquisition and capital expenditures		(25,561)	(21,218)	(37,115)
Proceeds on disposals		537	-	814
Plant and equipment
Acquisition		(9,477)	(5,027)	(12,697)
Proceeds on disposals		1	140	2
Long-term investments
Acquisition		(32,823)	(1,355)	(291)
Proceeds on disposals		1,457	-	-
Acqusition of net assets of subsidiary	3(a)	(23,388)	-	-
Net redemption (purchase) of short term investments		(13,503)	(13,578)	11,962
Prepayments to acquire plant and equipment		(770)	(560)	(354)
Cash used in investing activities		(103,527)	(41,598)	(37,679)
Financing activities
Repayment from (advance to) related parties		167	(101)	(37)
Bank loan and notes payable
Proceeds		-	2,927	656
Repayments		(1,473)	(2,123)	-
Non-controlling interests
Contribution		-	-	215
Distribution		(10,582)	(7,191)	(13,173)
Cash dividends distributed		(13,113)	(12,001)	(5,466)
Capital stock
Proceeds from issuance of common shares		115,818	1,310	22,655
Share cancellation		-	-	(9,473)
Cash provided by (used in) financing activities		90,817	(17,179)	(4,623)
Effect of exchange rate changes on cash and cash equivalents		5,074	2,674	(11,327)
Increase (decrease) in cash and cash equivalents		96,606	9,148	(5,623)
Cash and cash equivalents, beginning of year		50,618	41,470	47,093
Cash and cash equivalents, end of year		$147,224	$50,618	$41,470
Supplementary cash flow information	24

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except for share figures)

		Share capital
						Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity
				Contributed surplus
	Notes	Number of shares	Amount		Reserves
Balance, March 31, 2008		149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised		4,482	35	(13)	-	-	-	22
Shares issued for property		4,532,543	36,485	-	-	-	-	36,485
Financing		10,000,000	24,205	-	-	-	-	24,205
Share issuance costs		-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid		(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation		-	-	2,102	-	-	-	2,102
Unrealized loss on available-for-sale securities		-	-	-	-	(155)	-	(155)
Appropriation to reserves		-	-	-	29,815	-	(29,815)	-
Cash dividends		-	-	-	-	-	(8,030)	(8,030)
Loss of the year		-	-	-	-	-	(15,997)	(15,997)
Foreign exchange impact		-	-	-	-	(24,134)	-	(24,134)
Balance, March 31, 2009		161,587,001	$135,604	$3,764	$31,893	$(10,167)	$(8,648)	$152,446
Options exercised		1,643,416	2,286	(976)	-	-	-	1,310
Shares issued for property		1,200,000	7,832	-	-	-	-	7,832
Stock-based compensation		-	-	1,914	-	-	-	1,914
Unrealized gain on available-for-sale securities		-	-	-	-	328	-	328
Reclassification adjustment for losses included in income		-	-	-	-	195	-	195
Cash dividends		-	-	-	-	-	(12,136)	(12,136)
Net income for the year		-	-	-	-	-	38,547	38,547
Foreign exchange impact		-	-	-	-	24,554	-	24,554
Balance, March 31, 2010		164,430,417	$145,722	$4,702	$31,893	$14,910	$17,763	$214,990
Options exercised		1,081,376	8,449	(3,071)	-	-	-	5,378
Shares issued for 10% interest of Henan Huawei	3(b)	163,916	1,142	(155)	-	-	-	987
Shares issued for property	17(g)	50,000	328	-	-	-	-	328
Warrants issued for property	17(g)	-	-	181	-	-	-	181
Financing	17(c)	9,200,000	116,840	-	-	-	-	116,840
Share issuance costs		-	(6,400)	-	-	-	-	(6,400)
Stock-based compensation		-	-	2,535	-	-	-	2,535
Unrealized gain on available-for-sale securities, net of taxes		-	-	-	-	4,431	-	4,431
Cash dividends		-	-	-	-	-	(13,427)	(13,427)
Net income for the year		-	-	-	-	-	68,849	68,849
Foreign exchange impact		-	-	-	-	14,260	-	14,260
Balance, March 31, 2011		174,925,709	$266,081	$4,192	$31,893	$33,601	$73,185	$408,952

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are presented in thousands of US dollars. Note 25 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

(b)	Principles of Consolidation

These consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly or partially owned subsidiaries, the most significant of which are presented in the following table:

		Ownership
Subsidiary	Location	interest	Status	Property
Henan Found Mining Co. Ltd.	China	77.5%	Consolidated	Ying, TLP
Henan Huawei Mining Co. Ltd.	China	80%	Consolidated	HPG, LM
Guangdong Found Mining Co. Ltd.	China	95%	Consolidated	GC&SMT
Xinshao Yunxiang Mining Co. Ltd.	China	70%	Consolidated	BYP
0875786 B.C. Ltd.	Canada	100%	Consolidated	Silvertip

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(c)	Use of Estimates and Measurement Uncertainty

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to but not limited to, the recoverability of amounts receivable and investments, the determination of defined ore bodies, mineral resources and reserves, fair values for purposes of impairment analysis, reclamation obligations, stock-based compensation, warrants, valuation allowances for future income tax assets, and assessing and evaluating of contingencies. Actual results could differ from these estimates.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and reporting currency is US dollar. The financial statements for all years presented have been translated into US dollar using the current rate method. Under this method, the statements of operations and cash flows have been translated into the reporting currency using the average exchange rate prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the balance sheet dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the exchange rates in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are recorded as exchange gain (loss) in other comprehensive income (“OCI”). All comparative financial information has been restated to reflect the Company’s results as if they had been reported in the US dollars.

All foreign subsidiaries, except for its 77.5% owned subsidiary Henan Found Mining Co. Ltd. (“Henan Found”), 80% owned subsidiary Henan Huawei Mining Co. Ltd. (“Henan Huawei”) and 70% owned subsidiary Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”), are considered to be integrated foreign operations and their financial statements are translated to Canadian dollars under the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

Henan Found, Henan Huawei and Yunxiang have been considered as self-sustaining operations. Assets and liabilities of them, which are dominated in Chinese Yuan (“RMB¥”), are translated into Canadian dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in OCI. Revenues and expenses are translated at average exchange rates for the period.

(e)	Financial Instruments

The Company applies Section 3855, Financial Instruments – Recognition and Measurement (“CICA 3855”) issued by the Canadian Institute of Chartered Accountants. CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities.

Financial instruments, including derivatives, are included on the consolidated balance sheets and are initially measured at fair value, except for those originated as a result of related party transactions and measured at exchange amount, in accordance with CICA Section 3840, Related Party Transactions.

Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification. Held-for-trading financial assets and liabilities are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using effective interest method.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or held-for-trading; or (ii) it is designated as available-for-sale on initial recognition. After initial recognition, available-for-sale financial assets are reported at fair value, except investments in equity instruments that do not have quoted market prices in active markets. Such equity instruments are accounted for at cost.

Decreases in the fair value of available-for-sale financial assets below their cost bases that are considered to be other-than-temporary are recognized in the statements of operations. Unrealized gains or losses are reported as other comprehensive income or loss until realized or other than temporary decline in fair value has been determined to have occurred. Factors that contribute to an other than temporary decline or impairment include a significant or prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

The Company classifies its financial instruments as follows:

  Held-for-trading: cash and cash equivalents, short term investments and investments in warrants

  Loans and receivable: amounts receivable and interest receivable

  Available-for-sale: equity investment in Yongning Smelting Co. Ltd., equity investment in Jinduicheng Xise (Canada) Co. Ltd., and other non-derivative marketable securities

  Other financial liabilities: accounts payable and accrued liabilities, dividends payable, bank loan and notes payable.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(g)	Short Term Investments

Short term investments consist of certificates of deposits and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with a maturity of three months or more at date of purchase.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(h)	Inventories

Inventories include metals contained in concentrates, direct smelting ores, stockpile ores and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metals. Mined material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value.

Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value. Direct smelting ores and stockpiled ores are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of production cost and net realizable value. The production cost of concentrate inventories includes the mining cost for stockpiled ores milled, freight charges to ship stockpile ores from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(i)	Plant and Equipment

Plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis at rates sufficient to depreciate such costs, net of residual values, over the estimated productive lives of such assets or the useful life of the individual assets ranging from five to twenty years.

(j)	Mineral Rights and Properties

Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on proven and probable reserves, if determined. If commercial production commences prior to the determination of proven and probable reserves, amortization is calculated based on measured and indicated resources.

(k)	Impairment of Long-lived Assets

When events and changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating, capital expenditures and reclamation costs.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using best estimates based on the information available.

(l)	Asset Retirement Obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such obligations are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the ARO balance.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO. An upward revision in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

(m)	Revenue Recognition

Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract, which is persuasive evidence that an arrangement exists. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from ten to fifteen days prior to shipment.

(n)	Stock-based Compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes pricing model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair value. The fair value of stock options granted to consultants is measured at the earliest of the performance commitment date, the date that the service is delivered, or the grant date if they are fully vested and non-forfeitable, using the Black-Scholes pricing method. Forfeitures are accounted for as they occur.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(o)	Income Taxes

The Company uses the liability method to account for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.

(p)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

(q)	Investments in Entities Subject to Significant Influence

Investments in which the Company has a significant influence are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss. On the acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of investees is based on these fair values. Additional funding into an investee is recorded as an increase in the carrying value of the investment. At each balance sheet date, the Company assesses its investments in entities subject to significant influence for any impairment that is considered to be other than temporary, and records such impairment in the consolidated statements of operations for the year.

(r)	Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(s)	Government Assistance

Refundable mining exploration tax credit from eligible mining exploration expenditures are deducted from the related mineral rights and properties with any depletion calculated on the net amount.

(t)	Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

(u)	Transition to International Financial Reporting Standards

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company will report its first consolidated financial statements in accordance with IFRS for the three months ending June 30, 2011, with comparative figures for the corresponding period for 2010. In addition, the adoption will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended March 31, 2011, and restatement of the opening balance sheet as at April 1, 2010.

3.	ACQUISITIONS

(a)	Xinshao Yunxiang Mining Co., Ltd.

On January 13, 2011, the Company acquired a 70% equity interest in Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine.

The transaction was a business combination and has been accounted for using the purchase method. The final allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition and is presented as follows:

Cash consideration	$23,084
Finders’ fees	304
Liabilities assumed	3,273
Purchase consideration	$26,661

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	35,380
Asset retirement obligations	(415)
Future income tax liabilities	(8,743)
Non-controlling interest	(364)
Assets acquired and liabilities assumed	$26,661

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Pursuant to the share purchase agreement, the sellers provided an indemnification to the Company for any tax liabilities and/or other liabilities related to the period prior to the acquisition date. No pre-acquisition contingent liability is recognized and no amount is recorded for any related indemnification assets.

The net loss of Yunxiang for the period from January 13, 2011 to March 31, 2011 included in the statement of operations is $76.

(b)	10% Equity Interest in Henan Huawei Mining Co. Ltd.

On May 21, 2010, the Company acquired an additional 10% equity interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127. The consideration was paid through the issuance of 163,916 common shares of the Company. The common shares were valued at $6.876 per share, being the average closing price on the New York Stock Exchange for the two trading days before and two trading days after the date of announcement.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for using the purchase method. The final allocation of the purchase price to Henan Huawei’s identifiable assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition and was presented as follows:

163,916 shares issued at $6.876 per share	$1,127
Purchase consideration	$1,127

Net working capital	$(151)
Plant and equipment	144
Mineral rights and properties	1,229
Asset retirement obligation	(95)
Assets acquired and liabilities assumed	$1,127

4.	INVENTORIES

Inventories consisted of the following:

	March 31, 2011	March 31, 2010
Direct smelting ore and stockpile ore	$574	$585
Concentrate inventory	1,008	855
Total stockpile	1,582	1,440
Material and supplies	2,313	1,735
	$3,895	$3,175

No impairment charge to inventory was recorded for the years ended March 31, 2011 and 2010, while a total of $493 impairment charge to the zinc concentrates was recorded during the year ended March 31, 2009.

The amounts of inventory recognized as expenses during the years ended March 31, 2011, 2010 and 2009 are equivalent to the sum of cost of sales and depreciation, amortization and depletion in the respective years.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	SHORT TERM INVESTMENTS

As at March 31, 2011, short term investments consisted of the following:

	Fair market value	Rates	Maturity
Bankers acceptance	$13,176	1.72% - 3.68%	April 29 - September 21, 2011
Term deposits	45,861	1.71% - 2.80%	April 11 - September 15, 2011
	$59,037

As at March 31, 2010, short term investments consisted of the following:

	Fair market value	Rates	Maturity
Bank commercial paper	$5,017	0.49%	April 14, 2010
Bankers acceptance	5,813	2.63% - 2.65%	July 13 - July 22, 2010
GIC	19,756	0.55% - 1.17%	March 22 - 31, 2011
Term deposits	13,187	1.98%	June 22 - September 18, 2010
	$43,773

6.	AMOUNTS RECEIVABLE, PREPAIDS AND DEPOSITS

Amounts receivable, prepaids and deposits consisted of the following:

	March 31, 2011	March 31, 2010
Amounts receivable	$603	$443
Interest receivable	218	67
Deposits to suppliers	1,526	1,065
Prepaid expenses and deposits	1,447	899
	$3,794	$2,474

As at March 31, 2011, amounts receivable consisted of trade receivable of $nil (March 31, 2010 - $121) and other receivable of $603 (March 31, 2010 - $322).

No amounts receivables were written off during the year ended March 31, 2011. During the year ended March 31, 2010, the Company wrote off amounts receivable of $503, which was recorded as bad debt in the consolidated statements of operations. The receivable written off was related to the disposal of a mineral property in a prior year.

7.	LONG TERM PREPAIDS AND DEPOSITS

As of March 31, 2011, long term prepaids of $893 (March 31, 2010 - $583) represented prepayments for equipment and mine development, as well as reclamation deposits.

8.	EQUITY INVESTMENT IN NUX

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX Venture Exchange with a trading symbol “NUX”. NUX is a related party of the Company by way of a common director and officers.

During the year ended March 31, 2011, NUX completed a private placement by issuing 18,000,000 units at CAD$1.35 per unit. Each unit consisted of one common share and one-half share purchase warrant. Each warrant allows the holder to purchase one NUX common share at CAD$2.00 until June 22, 2012. The Company acquired, through this private placement, 2,000,000 units of NUX for a cash consideration of $2.7 million (CAD$2.7 million). The Company used the relative fair value method to allocate the total consideration to the two million common shares and one million warrants. The fair value of warrants was included in “Warrants”, see note 9.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2011, the Company owned 9,402,100 common shares (March 31, 2010 - 7,400,000 common shares) of NUX, representing an ownership interest of 14.3% (March 31, 2010 - 23.4%). In addition to the above-mentioned private placement, the dilution of the Company’s ownership in NUX resulted from NUX issuing 15,613,122 common shares to acquire a mining company during this current fiscal year. For the year ended March 31, 2011, the Company recognized a dilution gain of $4,726.

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, March 31, 2008	7,400,000	$11,252	$14,758
Equity loss		(1,455)
Impairment charge		(2,707)
Foreign exchange impact		(1,805)
Balance, March 31, 2009	7,400,000	$5,285	$5,285
Equity loss		(424)
Foreign exchange impact		1,242
Balance, March 31, 2010	7,400,000	$6,103	$5,028
Acquisition from market	2,100	2
Private placement participation	2,000,000	2,271
Equity income		1,837
Dilution gain		4,726
Foreign exchange impact		685
Balance, March 31, 2011	9,402,100	$15,624	$19,640

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	OTHER INVESTMENTS

		March 31, 2011	March 31, 2010
Available-for-sale
Publicly-traded companies	(a)	11,567	1,849
Yongning Smelting Co. Ltd.	(b)	9,169	6,886
Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,669	-
Warrants	8 & 9(a)	2,881	268
		$46,286	$9,003

(a)	Investments in publicly-traded companies with no significant influence

The Company has been acquiring, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants, are for long-term investment purposes. However, due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gains and losses arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Investments in publicly traded common shares are classified as available-for-sale and are measured at fair value at initial recognition and subsequent measurement. As of March 31, 2011, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

During the year ended March 31, 2011, the Company disposed of certain investments in common shares for $1,457 with a gain of $505 recorded.

March 31, 2011:
		Accumulated mark-to-	Accumulated
		market gains and	impairment
	Fair value	losses included in OCI	charges
Publicly-traded companies	$11,567	$4,751	$(195)

March 31, 2010:
		Accumulated mark-to-	Accumulated
		market gains and losses	impairment
	Fair value	included in OCI	charges
Publicly-traded companies	$1,849	$320	$(195)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

March 31, 2011:		Accumulated mark-to-
		market gains and losses
	Fair value	included in net income
Warrants	$2,881	$1,283

March 31, 2010:		Accumulated mark-to-market
		gains and losses included in net
	Fair value	income
Warrant	$268	$35

(b)	Yongning Smelting Co. Ltd.

Yongning Smelting Co. Ltd. (“Yongning Smelting”) is a private Chinese company. The Company invested in Yongning Smelting through its 77.5% owned subsidiary Henan Found. As at March 31, 2011, the Company’s total investment in Yongning Smelting is $9,169 (RMB¥60.0 million), representing 15% of Yongning Smelting’s equity interest, among which $2,036 (RMB¥13.0 million) was invested during the current fiscal year. The investment was accounted for as available-for-sale financial asset and measured at cost.

(c)	Jinduicheng Xise (Canada) Co. Ltd.

Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”) is a private Canadian company. The Company invested in Jinduicheng through its private placement during the year. As at March 31, 2011, the Company’s total investment in Jinduicheng is $22,669 (CAD$22 million), representing 6% of Jinduicheng’s equity interest. The investment was accounted for as available-for-sale financial asset and measured at cost.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

		March 31, 2011			March 31, 2010
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Amortization and	Net Book		Amortization and
	Cost	Depletion	Value	Cost	Depletion	Net Book Value
Building	$23,627	$(2,556)	$21,071	$19,776	$(1,510)	$18,266
Office equipment and furniture	2,004	(944)	1,060	1,421	(652)	769
Machinery	10,464	(2,721)	7,743	8,759	(1,525)	7,234
Motor vehicle	3,680	(1,385)	2,295	1,979	(843)	1,136
Land use right	1,905	(12)	1,893	949	(22)	927
Leasehold improvement	466	(190)	276	335	(112)	223
Construction in process	2,210	-	2,210	469	-	469
	$44,356	$(7,808)	$36,548	$33,688	$(4,664)	$29,024

During the year ended March 31, 2011, certain property and equipment were disposed for $596 (for the years ended March 31, 2010 and 2009 - $140 and $2, respectively). A loss of $677 (for years ended March 31, 2010 and 2009 - $1,569 and $328, respectively) was incurred on these dispositions.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the year ended March 31, 2011, impairment charges to certain property and equipment included in operating expenses was $nil (for the years ended March 31, 2010 and 2009 - $nil and $186, respectively).

11.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	TLP	LM	NZ	Nabao	BYP	GC & SMT	Silvertip	Total
Balance, March 31, 2008	$18,303	$9,733	$20,015	$9,749	$2,047	$1,058	$-	$-	$-	$60,905
Acquisition	-	-	-	-	-	-	-	80,044	-	80,044
Capitalized expenditures	6,914	1,835	2,533	1,808	-	1,141	-	1,251	-	15,482
Disposal	-	-	-	-	(1,819)	-	-	-	-	(1,819)
Depletion	(2,336)	(1,352)	(311)	(1,247)	-	-	-	-	-	(5,246)
Impairment charge	-	(10,337)	(22,796)	(10,556)	-	(2,005)	-	-	-	(45,694)
Impact of foreign currency translation	576	121	559	246	(228)	(194)	-	(15,339)	-	(14,259)
Balance, March 31, 2009	$23,457	$-	$-	$-	$-	$-	$-	$65,956	$-	$89,413
Acquisition	-	-	-	-	-	-	-	-	15,217	15,217
Capitalized expenditures	6,687	1,195	4,466	1,200	-	-	-	1,093	-	14,641
Depletion	(2,508)	(45)	(33)	(23)	-	-	-	-	-	(2,609)
Impact of foreign currency translation	32	-	-	-	-	-	-	16,000	554	16,586
Balance, March 31, 2010	$27,668	$1,150	$4,433	$1,177	$-	$-	$-	$83,049	$15,771	$133,248
Acquisition	-	407	-	577	-	-	35,380	-	-	36,364
Capitalized expenditures	11,287	1,869	3,899	2,540	-	-	-	692	7,158	27,445
Mining exploration tax credit	-	-	-	-	-	-	-	-	(787)	(787)
Depletion	(3,786)	(230)	(231)	(228)	-	-	-	-	-	(4,475)
Impact of foreign currency translation	1,377	100	282	122	-	-	228	3,775	1,003	6,887
Balance, March 31, 2011	$36,546	$3,296	$8,383	$4,188	$-	$-	$35,608	$87,516	$23,145	$198,682

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(a)	Acquisition of BYP Mine, Hunan Province, China

On January 10, 2011, the Company completed the acquisition of a 70% interest in Yunxiang, a private company in China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine, located in Hunan Province, China. Total acquisition costs of $35.4 million (RMB¥ 233 million) were capitalized as mineral rights and properties (see note 3a), among which $8.7 million resulting from the future income tax liabilities recognized by applying a 25% tax rate to the excess of book value over tax basis of the mineral interest acquired.

(b)	Acquisition of Silvertip Property, British Columbia, Canada

On February 26, 2010, the Company completed the acquisition of a 100% interest in the Silvertip silver-lead-zinc mineral property, located in northern British Columbia, Canada. The consideration paid consisted of $7.4 million (CAD$7.5 million) cash and 1.2 million common shares of the Company. Shares paid as partial consideration were valued using the closing market price of $6.51 (CAD$6.87) per share, totaling $7.8 million (CAD$8.2 million). Total acquisition costs of $15.2 million (CAD$16.0 million) were capitalized as mineral rights and properties.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Acquisition of GC & SMT Project, China

On June 6, 2008, the Company acquired a 95% interest in the Gaocheng and Shimentou silver, lead and zinc exploration permits (the “GC & SMT projects”) as well as certain assets associated with these two projects, for $60.8 million (CAD$61.95 million) through the acquisition of an 100% interest of Yangtze Mining Ltd. (“Yangtze Mining”) from Yangtze Gold Ltd. (“Yangtze Gold”). Both Yangtze Mining and Yangtze Gold are private companies and are related parties of the Company through common directorship. The consideration included a cash payment of $24.3 million and the issuance of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, which represented 60% of the purchase price, or $36.5 million, as agreed by both parties. Total acquisition costs of $80,044 were capitalized as mineral rights and properties, among which $19.2 million resulting from the future income tax liabilities recognized by applying a 25% tax rate to the excess of book value over tax basis of the mineral interest acquired.

In December 2008, Guangdong Found Mining Co. Ltd. (“Guangdong Found”), designated as the operating company of the GC & SMT projects, was established in Guangdong Province.

(d)	Write-Down of Mineral Rights and Properties

When events and changes in circumstances suggest impairment of mineral rights and properties, the Company performs impairment tests to assess the recoverability of its mineral properties. The Company determined that there are no write-downs required in the carrying values of mineral rights and properties in the years ended March 31, 2011 and 2010. During the year ended March 31, 2009, in light of the global economic downturn and associated declines in the outlook for metal prices, a total of $45.7 million carrying value of HPG, TLP, LM and Nabao properties was written down.

(e)	Disposal of Nabao Project, Qinghai Province, China

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party. In May 2010, two of the three exploration permits were transferred to the buyer. Cash payments of $586 (RMB¥4.0 million) were received as of March 31, 2011. A total gain of $537 was recognized on the disposition of these two exploration permits. The transfer of the third exploration permit is still in progress.

(f)	Disposal of NZ Project, Henan Province, China

During the year ended March 31, 2009, the Company disposed of the NZ project to a third party for a total consideration of $1.0 million and loss of $0.8 million was recorded.

12.	BANK LOAN

On June 16, 2009, the Company, through its 80% owned subsidiary Henan Huawei, obtained an unsecured line of credit of $2.9 million (RMB¥20 million). The Company’s subsidiary, Henan Found and Henan Huawei’s non-controlling interest holder have guaranteed the debt. On June 16, 2010, the bank loan balance of $1,465 plus accrued interest was fully repaid.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2011, the Company did not have any outstanding bank loan and notes payable balance.

13.	ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current portion	Long term portion	Total
Balance, March 31, 2008	$-	$1,226	$1,226
Obligation incurred	-	729	729
ARO revision	-	(139)	(139)
Accretion on ARO	-	123	123
Foreign exchange impact	-	90	90
Balance, March 31, 2009	$-	$2,029	$2,029
ARO revision	292	200	492
Accretion on ARO	-	125	125
Foreign exchange impact	-	3	3
Balance, March 31, 2010	292	2,357	2,649
Additions to obligation from acquisition	-	409	409
Accretion on ARO	18	146	164
Foreign exchange impact	13	114	127
Balance, March 31, 2011	$323	$3,026	$3,349

As at March 31, 2011, the aggregate accrued obligation, representing the fair value of the future reclamation costs for the remaining lives of the mines was $3,349 (March 31, 2010 -$2,649), estimated using a credit-adjusted risk-free discount rate of 5.94% - 6.60% (March 31, 2010 – 5.94%). The estimated undiscounted value of the Company’s reclamation costs as at March 31, 2011 was $5,009 (March 31, 2010 - $4,355).

The Company did not incur reclamation related expenditures during the years ended March 31, 2011, 2010 and 2009.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests was summarized as follows:

	Henan Found	Yunxiang	Guangdong Found	Total
Balance, March 31, 2008	$8,998	$-	$-	$11,265
Addition upon acquisition	-	-	172	172
Share of net earnings (loss)	3,975	-	(12)	1,531
Dividend to non-controlling interest holders	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s
contribution	-	-	219	219
Foreign exchange impact	1,397	-	6	1,568
Balance, March 31, 2009	$7,225	$-	$385	$7,610
Share of net earnings (loss)	13,189	-	149	13,338
Foreign exchange impact	128	-	662	790
Balance, March 31, 2010	$20,542	$-	$1,196	$21,738
Addition upon acquisition	-	364	-	364
Share of net earnings (loss)	20,702	(33)	(43)	20,626
Dividend to non-controlling interest holder	(10,582)	-	-	(10,582)
Foreign exchange impact	2,174	1	12	2,187
Balance, March 31, 2011	$32,836	$332	$1,165	$34,333

As at March 31, 2011, the non-controlling interests in the Company’s subsidiaries, Henan Found, Henan Huawei, Qinghai Found, Yunxiang and Guangdong Found, were 22.5%, 20%, 18%, 30% and 5%, respectively (March 31, 2010 – 22.5%, 30%, 18%, n/a and 5%, respectively). The non-controlling interests in Henan Huawei and Qinghai Found were $nil because they would otherwise be in a negative position.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises each year.

Dedicated reserves include an Enterprise Reserve Fund, which are recorded as a component of shareholders’ equity, and it is not available for distribution to shareholders other than upon liquidation.

Up to March 31, 2011, only Henan Found has appropriated the dedicated reserves. The dedicated reserves appropriated by Henan Found for the years ended March 31, 2009, 2010, and 2011 are summarized in the table below. No dedicated reserves was appropriated for the years ended March 31, 2010 and 2011 since the balance has reached the maximum required amount. The other subsidiaries in China have not generated net income. Therefore, no appropriation to the dedicated reserves has been made.

	Enterprise	Enterprise	Total Dedicated
	Reserve	Expansion	Reserves
March 31, 2008	$415	$1,663	$2,078
Addition	1,796	28,019	29,815
March 31, 2009, 2010 and 2011	$2,211	$29,682	$31,893

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at March 31, 2011, accumulated other comprehensive income (loss) comprises the following amounts:

	2011	2010	2009
Unrealized gain (loss) on available-for-sale securities	$4,751	$320	$(203)
Foreign exchange impact	28,850	14,590	(9,964)
Balance, end of year	$33,601	$14,910	$(10,167)

17.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Normal Course Issuer Bid (“NCIB”)

On March 20, 2008, the Company announced a NCIB to acquire up to 2,988,029 of its common shares. On October 20, 2008, the Company increased the maximum number of shares that may be acquired under this NCIB from 2,988,029 to 10,601,212 shares. A total of 2,366,500 of its common shares were acquired and cancelled under this NCIB at a cost of $9,474(CAD$9,947). This NCIB expired on March 27, 2009.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Equity Financing

On March 11, 2009, the Company completed a short form prospectus financing which raised net proceeds of $22,635 (CAD$29,235) through the sale of 10 million common shares, at a price of CAD$3.10 per share.

On December 14, 2010, the Company completed a financing to raise proceeds of $116,840 through the sale of 9.2 million common shares of the Company, at a price of $12.70 per share. Share issuance cost in connection with the financing of $6,400 was recorded as a reduction to share capital.

(d)	Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2008	3,234,685	$3.42
Options granted	745,000	5.46
Options exercised	(4,482)	4.81
Options expired	(31,875)	0.75
Options forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	$3.65
Options granted	1,546,500	3.95
Options exercised	(1,643,416)	0.83
Options forfeited	(223,104)	5.97
Balance, March 31, 2010	3,204,683	$5.10
Options granted	976,500	9.09
Options exercised	(1,081,376)	5.02
Options forfeited	(200,857)	5.09
Options expired	(10,000)	5.99
Balance, March 31, 2011	2,888,950	$6.48

During the year ended March 31, 2011, a total of 976,500 options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$7.40 -CAD$12.16 per share subject to vesting schedules over three or four years term with 8.333% or 6.25% options vesting every three months.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Year ended March 31,
	2011	2010	2009
Risk free interest rate	2.04%	1.73%	1.99%
Expected life of options in years	3.3 years	3.6 years	3.6 years
Expected volatility	73%	76%	85%
Expected dividend yield	1%	2%	1%

The expected volatility assumptions are based on the historical and implied volatility of the Company’s common share price on the TSX. The risk-free interest rate assumptions are based on yield curves on Canadian government benchmark bonds with a term equal to the stock option’s expected life.

The weighted average grant date fair value of options granted during the year ended March 31, 2011 was CAD$4.29 (for the years ended March 31, 2010 and 2009 - CAD$1.94 and CAD$3.05, respectively). For the year ended March 31, 2011, a total of $2,332 (for the years ended March 31, 2010 and 2009 - $1,914 and $2,103, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations and $203 (for the years ended March 31, 2010 and 2009 - $nil and $nil, respectively) in stock-based compensation was capitalized in mineral rights and properties.

The following table summarizes information about stock options outstanding at March 31, 2011:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at March	remaining contractual	exercise price in	exercisable at March	exercise price in
in CAD$	31, 2011	life (Years)	CAD$	31, 2011	CAD$
$4.32	14,399	0.31	$4.32	14,399	$4.32
6.74	415,600	1.03	6.74	415,600	6.74
6.95	50,000	1.51	6.95	50,000	6.95
9.05	79,034	1.80	9.05	79,034	9.05
7.54	25,000	2.12	7.54	20,833	7.54
5.99	225,000	2.25	5.99	165,001	5.99
3.05	68,000	2.51	3.05	45,500	3.05
2.65	698,917	3.05	2.65	321,416	2.65
7.00	393,000	3.77	7.00	124,335	7.00
7.40	218,250	4.05	7.40	42,376	7.40
8.23	434,750	4.51	8.23	23,662	8.23
12.16	267,000	4.76	12.16	-	-
$2.65-12.16	2,888,950	3.15	$6.48	1,302,156	$5.71

Subsequent to March 31, 2011, a total of 237,000 options with an exercise price of CAD$14.96 were granted to directors, officers and employees.

(e)	Cash Dividends Declared and Distributed

During the year ended March 31, 2011, quarterly cash dividends of CAD$0.02 (for the years ended March 31, 2010 and 2009 - $0.02) per share, totaling $13,427 (for the years ended March 31, 2010 and 2009 - $12,136 and $8,030, respectively) were declared, of which, $9,827 was paid during the year and $3,600 was paid in April 2011.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Earnings per share (basic and diluted)

	For the years ended March 31,
	2011			2010			2009
	Income (Numerator)	Shares (Denominator) In '000	Per-Share Amount	Loss (Numerator)	Shares (Denominator) In '000	Per-Share Amount	Income (Numerator)	Shares (Denominator) In '000	Per-Share Amount
Net Income (loss)	$68,849			$38,547			$(15,997)
Basic EPS	68,849	167,806	$0.41	$38,547	162,288	$0.24	(15,997)	152,350	$(0.11)
Effect of Dilutive Securities:
Stock Options	-	1,376		-	1,283		-	-
Warrants	-	11		-	-		-	-
Diluted EPS	$68,849	169,193	$0.41	$38,547	163,571	$0.24	$(15,997)	152,350	$(0.11)

Potentially dilutive securities excluded in the diluted EPS calculation for the years ended March 31, 2011, 2010 and 2009 were anti-dilutive options and warrants of 131,524, 151,700 and 3,524,703, respectively.

(g)	Shares and Warrants Issued to Acquire Property

During the year ended March 31, 2011, the Company issued 50,000 common shares and granted 50,000 warrants to a third party in connection with Silvertip project’s exploration and development activities. The shares were valued at market price of CAD $6.76 per share as at the settlement date, totaling $328. The warrants were valued at $181 using the Black-Scholes pricing model.

The Company capitalized the total value of these shares and warrants into mineral rights and properties, with corresponding amounts to share capital and contributed surplus.

18.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from a related party	March 31, 2011	March 31, 2010
NUX (a)	$203	$138

Due to a related party	March 31, 2011	March 31, 2010
Z.X. Zhu (h)	$3,447	$-

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Years ended March 31, 2011
Transactions with related parties	2011	2010	2009
NUX (a)	$488	$221	$2,080
Henan Non-ferrous Geology Bureau (b)	10,582	7,187	19,263
Qinghai Non-ferrous Geology Bureau (c)	-	-	17
Quanfa Exploration Consulting Services Ltd. (d)	-	161	66
Gao Consulting Ltd.(e)	-	-	114
McBrighton Consulting Ltd.(f)	246	198	108
R. Feng Consulting Ltd. (g)	419	320	334
Z.X. Zhu (h)	3,447	-	-
	$15,182	$8,087	$21,982

(a)

Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2011, the Company recovered $414 (years ended March 31, 2010 and 2009 - $221 and $209, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

The Company entered into a credit agreement with NUX (the “Agreement”) on July 2, 2010, subsequently amended on August 24, 2010. Pursuant to the Agreement, the Company granted NUX a line of credit with aggregated principal amount up to CAD $15 million. The line of credit bears an interest rate at prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets. On October 21, 2010, NUX used the line of credit to draw CAD $2.35 million. On December 20, 2010, the line of credit was cancelled with all outstanding balances and accrued interest receivables being fully paid.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2011, Henan Found paid $10.6 million (years ended March 31, 2010 and 2009 - $7.2 million and $13.2 million, respectively) dividends to Henan Geology Bureau.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company. No transactions occurred between the two parties during the years ended March 31, 2011 and 2010.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the year ended March 31, 2011, the Company paid $nil (years ended March 31, 2010 and 2009 - $161 and $66, respectively) to Quanfa for its consulting services provided.

(e)

During the year ended March 31, 2011, the Company paid $nil (years ended March 31, 2010 and 2009 - $nil and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)

During year ended March 31, 2011, the Company paid $246 (years ended March 31, 2010 and 2009 - $198 and $108, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the year ended March 31, 2011, the Company paid $419 (years ended March 31, 2010 and 2009 - $320 and $334, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. As at March 31, 2011, the Company has payable of $3,447 to Z.X. Zhu, of which approximately $3.3 million was related to the liabilities assumed in connection with the acquisition of Yunxiang, see note 3(a).

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

19.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	INCOME TAXES

(a)	Income tax expense

The Company’s Chinese subsidiaries are subject to income taxes on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant tax laws applicable to Foreign Investment Enterprises (“FIEs”). On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Law”) became effective. Under the Law, both domestic companies and FIEs are subject to a unified tax rate of 25%. The Law eliminated the previous preferential tax treatment that is available to FIEs, but provided grandfathering of preferential tax treatments already in place as at January 1, 2008.

A summary of tax rate applicable to the Company’s Chinese subsidiaries’ calendar years are as follows:

	Exempted from income tax	Tax rate: 12.5%	Tax rate: 25%
Henan Found	2006 – 2007	2008 – 2010	After 2010
Henan Huawei	2007 – 2008	2009 – 2011	After 2011
Yunxiang	None	None	All
Guangdong Found	None	None	All
Qinghai Found	None	None	All

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes and non-controlling interests. These differences result from the following items:

Express in Cdn. $	2011	2010	2009
Income (loss) before income taxes and non-controlling interests	$110,536	$60,445	$(15,403)
Canadian combined federal and provincial income tax rate	28.00%	29.63%	30.75%
Expected income tax recovery (expense)	(30,950)	(17,907)	4,737
Tax rate differences applicable to income in foreign jurisdictions	12,842	11,955	1,015
Withholding taxes	(3,667)	-	(1,585)
Permanent and other differences	134	(1,301)	(3,159)
Change in valuation allowance	671	(2,211)	(4,481)
Adjustment to future tax asset and liabilities for enacted
changes in Canadian tax laws and rates	(151)	(41)	3,037
Impact of foreign exchange translation	7	935	1,339
Others	53	10	34
	$(21,061)	$(8,560)	$937

(b)	Future income tax

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below. The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is not more likely than not.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2011	2010	2009
Non-capital loss carry forward	$8,354	$5,032	$2,841
Capital loss carry forward	-	813	699
Difference between tax value of assets and book value	2,085	4,738	3,664
Share issuance costs	1,529	459	604
Asset retirement obligations and others	(1,366)	630	424
	$10,602	$11,672	$8,232
Valuation allowance	(9,687)	(10,357)	(5,927)

Future income tax assets - current	414	112	143
Future income tax assets - non current	915	1,203	2,162
Future income tax assets	$1,329	$1,315	$2,305

Non-capital loss carry forward	$-	$-	$-
Capital loss carry forward	230	-	-
Difference between tax value of assets and book value	(31,355)	(19,475)	(19,678)
Share issuance costs	-	-	-
Asset retirement obligations and others	470	-	-
	$(30,655)	$(19,475)	$(19,678)

Future income tax liabilities - current	(84)	-	-
Future income tax liabilities - non current	(30,655)	(19,475)	(19,678)
Future income taxes liabilities	$(30,739)	$(19,475)	$(19,678)

As at March 31, 2011, the Company has non-capital losses available for tax purpose:

	Amount	Expiry
China	$2.2 million	2012 to 2015
Canada	$27.4 million	2012 to 2031

21.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Fair value

Fair value is the amount of the consideration that would be agreed in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy established by amended CICA Handbook Section 3862 – Financial Instruments – Disclosures establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below: Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement. As of March 31, 2011 and March 31, 2010, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$147,224	$-	$-	$147,224

Short term investments	59,037	-	-	59,037
Common shares	11,567	-	-	11,567
Warrants	-	2,881	-	2,881

(b)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2011	March 31, 2010
	Within a year
Accounts payable and accrued liabilities	$12,770	$7,504
Dividends payable	3,600	3,238
Bank loan and notes payable	-	1,465
	$16,370	$12,207

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports results of its operations in US dollars while the Canadian dollar is considered as its functional currency. The Company is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2011	March 31, 2010
Canadian dollars	$78,893	$26,987
United States dollars	77,968	29,808
Chinese renminbi	96,507	47,108
Hong Kong dollars	-	1
Total financial assets	$253,368	$103,904
Canadian dollars	$5,860	$3,799
United States dollars	-	5
Chinese renminbi	10,510	8,403
Total financial liabilities	$16,370	$12,207

As at March 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net income by approximately $0.1 million and increased (decreased) other comprehensive income by approximately $0.8 million.

As at March 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.8 million and would have increased (decreased) other comprehensive income by approximately $2.4 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily include highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2011.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to amounts receivable, interest receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. Sometimes, the Company has amounts receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historic level of customer defaults is zero and the aging of amounts receivable is less than 90 days, and, as a result, the credit risk associated with amounts receivable from customers at March 31, 2011 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also common shares of mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at March 31, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to other comprehensive income of approximately $1.2 million.

22.	SEGMENTED INFORMATION

Based on the internal reporting structure and the nature of the Company’s activities, significant projects within the same geographic area are aggregated for segment reporting purposes. The corporate head office provides support to the mining and exploration activities with respect to financial and technical supports and its information is included in the Canada category. Assets, incidental income and expenses in holding companies are presented under the category of other regions. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Geographic information for certain long-term assets is as follows:

March 31, 2011
	China				Canada		Other
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions	Total
Mineral rights and properties	$52,413	$35,608	$87,516	$-	$23,145	$-	$-	$198,682
Plant and equipment	29,309	950	1,911	1,809	2,020	549	-	36,548
Equity investment in NUX	-	-	-	-	-	15,624	-	15,624
Other investments	9,169	-	-	-	-	33,655	3,462	46,286

March 31, 2010
	China				Canada		Other	Total
Balance sheet items:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Mineral rights and properties	$34,428	$-	$83,049	$-	$15,771	$-	$-	$133,248
Plant and equipment	26,541	-	105	1,893	-	485	-	29,024
Equity investment in NUX	-	-	-	-	-	6,103	-	6,103
Other investments	6,886	-	-	-	-	236	1,881	9,003

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Geographic information for operating results is as follows:

Year ended March 31, 2011
	China				Canada		Other Regions	Total
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$167,327	$-	$-	$-	$-	$-	$-	$167,327
Cost of sales	(35,457)	-	-	-	-	-	-	(35,457)
Depreciation, amortization and depletion	(6,487)	-	-	-	-	-	-	(6,487)
Gross profit	125,383	-	-	-	-	-	-	125,383
Expenses	(9,356)	(78)	(649)	(1,111)	(242)	(10,725)	(20)	(22,181)
Foreign exchange gain (loss)	-	(30)	(430)	(140)	(14)	(1,342)	(806)	(2,762)
Interest & other income (expenses)	1,252	1	198	7	-	529	(15)	1,972
Gain (loss) on asset disposals and other expenses	(761)	(2)	-	537	-	8,090	260	8,124
Non controlling interests	(20,702)	33	43	-	-	-	-	(20,626)
Income tax expenses	(17,394)	-	-	-	-	-	(3,667)	(21,061)
Net income (loss)	$78,422	$(76)	$(838)	$(707)	$(256)	$(3,448)	$(4,248)	$68,849

Year ended March 31, 2010
	China				Canada		Other Regions	Total
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$107,164	$-	$-	$-	$-	$-	$-	$107,164
Cost of sales	(23,996)	-	-	-	-	-	-	(23,996)
Depreciation, amortization and depletion	(3,904)	-	-	-	-	-	-	(3,904)
Gross profit	79,264	-	-	-	-	-	-	79,264
Expenses	(8,047)	-	(318)	(692)	-	(8,124)	(497)	(17,678)
Foreign exchange gain (loss)	(92)	-	3,512	(101)	-	(2,668)	(219)	432
Interest & other income	546	-	32	1	-	618	8	1,205
Impairment charges	-	-	-	-		(180)	(518)	(698)
Gain (loss) on asset disposals and other expenses	(1,455)	-	(235)	(2)	-	(424)	36	(2,080)
Non controlling interests	(13,190)	-	(148)	-	-	-	-	(13,338)
Income tax expenses	(8,560)	-	-	-	-	-	-	(8,560)
Net income (loss)	$48,466	$-	$2,843	$(794)	$-	$(10,778)	$(1,190)	$38,547

Year ended March 31, 2009
	China				Canada		Other Regions	Total
Statement of operations:	Henan	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$83,523	$-	$-	$-	$-	$-	$-	$83,523
Cost of sales	(29,322)	-	-	-	-	-	-	(29,322)
Depreciation, amortization and depletion	(6,365)	-	-	-	-	-	-	(6,365)
Gross profit	47,836	-	-	-	-	-	-	47,836
Expenses	(5,868)	-	(4,747)	(402)	-	(7,676)	9,822	(8,871)
Foreign exchange gain (loss)	(186)	-	(181)	(105)	-	(72)	(2,328)	(2,872)
Interest & other income	1,296	-	14	(172)	-	516	166	1,820
Impairment charges	(44,180)	-	-	(3,820)		(2,707)	-	(50,707)
Gain (loss) on asset disposals and other expenses	(1,136)	-	-	(18)	-	(1,455)	-	(2,609)
Non controlling interests	(1,544)	-	13	-	-	-	-	(1,531)
Income tax expenses	2,522	-	-	-	-	-	(1,585)	937
Net income (loss)	$(1,260)	$-	$(4,901)	$(4,517)	$-	$(11,394)	$6,075	$(15,997)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Sales by metal

The sales generated for the years ended March 31, 2011, 2010, and 2009 are comprised of:

	Years ended March 31,
	2011	2010	2009
Silver (Ag)	$95,834	$54,405	$42,583
Gold (Au)	2,907	1,122	1,154
Lead (Pb)	57,623	43,205	34,424
Zinc (Zn)	10,963	8,432	5,362
	$167,327	$107,164	$83,523

(d)	Major customers

During the year ended March 31, 2011, three major customers (years ended March 31, 2010 and 2009, four and three, respectively) accounted for 15% to 30% each (for the years ended March 31, 2010 and 2009, 9% - 30% and 11% - 50%, respectively) and collectively 64% (for the years ended March 31, 2010 and 2009, 70% and 82%, respectively) of the total sales of the Company.

23.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows: The Company entered into office rental agreements, with total rental expense of $1,526 over the next three years as follows:

	2012	2013	2014	Total
Rental expense	$561	$545	$420	$1,526

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital	2011	2010	2009
Amounts receivable, prepaids and deposits	$(1,343)	$288	$2,513
Inventory	(436)	(1,610)	496
Accounts payable and accrued liabilities	5,403	1,446	(734)
Income tax payable	2,089	(1,379)	2,300
Deposits received	6,099	5,444	(1,272)
	$11,812	$4,189	$3,303
Supplemental information:
Interest paid	$90	$119	$30
Income tax paid	$13,778	$9,127	$4,796

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$1,127	$-	$-
Common shares issued for property	$328	$7,832	$36,484
Warrants issued for property	$181	$-	$-
Acquisition and expenditure of plant and equipment included in accounts payable and accrued liabilities	$662	$-	$-
Acquisition and expenditure of mineral rights and properties included in accounts payable and accrued liabilities	$1,269	$-	$-

25.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2011			March 31, 2010
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
ASSETS

Current Assets
Cash and cash equivalents	$147,224	$-	$147,224	$50,618	$-	$50,618
Short term investments	59,037	-	59,037	43,773	-	43,773
Accounts receivable, prepaids and deposits	3,794	-	3,794	2,474	-	2,474
Inventories	3,895	-	3,895	3,175	-	3,175
Current portion of future income tax assets	414	-	414	112	-	112
Due from a related party	203	-	203	138	-	138
	214,567	-	214,567	100,290	-	100,290

Long term prepaids and deposits	893	-	893	583	-	583
Equity investment in NUX (e)	15,624	382	16,006	6,103	(126)	5,977
Other investments (e)	46,286	(123)	46,163	9,003	(123)	8,880
Property, plant and equipment	36,548	-	36,548	29,024	-	29,024
Mineral rights and properties (b)(c)(d)(e)(f)(g)	198,682	(6,415)	192,267	133,248	(12,807)	120,441
Future income tax assets (i)	915	2,504	3,419	1,203	2,300	3,503
	$513,515	$(3,652)	$509,863	$279,454	$(10,756)	$268,698

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$12,770	$-	$12,770	$7,504	$-	$7,504
Deposits received	13,278	-	13,278	6,737	-	6,737
Bank loan	-	-	-	1,465	-	1,465
Current portion of asset retirement obligations	323	-	323	292	-	292
Dividends payable	3,600	-	3,600	3,238	-	3,238
Income tax payable	3,047	-	3,047	1,658	-	1,658
Current portion of future income tax liabilities	84	-	84	-	-	-
Due to a related party	3,447	-	3,447	-	-	-
	36,549	-	36,549	20,894	-	20,894

Future income tax liabilities (i)	30,655	2,876	33,531	19,475	(607)	18,868
Asset retirement obligations	3,026	-	3,026	2,357	-	2,357
	70,230	2,876	73,106	42,726	(607)	42,119

Non-controlling interests (j)	34,333	(34,333)	-	21,738	(21,738)	-
Equity (j)(m)	408,952	27,805	436,757	214,990	11,589	226,579
	$513,515	$(3,652)	$509,863	$279,454	$(10,756)	$268,698

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Consolidated summarized statements of operations	2011	2010	2009
Net Income (loss) under Canadian GAAP	$68,849	$38,547	$(15,997)
Adjustment to acquisition of Yunxiang (b)(i)	(298)	-	-
Adjustment to acquisition of 10% interest of Henan Huawei (b)(ii)	60	-	-
Expense exploration and development expenditures (c)	(7,534)	(5,793)	(9,451)
Adjustments to depletion of mineral rights and properties (d)	920	698	964
Adjustment to future income tax (i)	280	1,137	686
Adjustment to equity investment loss and dilution gain (e)	507	(126)	(491)
Adjustment to impairment charges (f)	-	-	8,233
Adjustment to loss on disposal of mineral rights and properties (g)	-	-	353
Adjustment to foreign exchange (h)	(3)	39	(270)
Adjustment to fair value of warrants (e)	-	-	(101)
Adjustment to stock based compensation (l)	70	130	(6)
Adjustment to non controlling interest (j)	20,626	13,338	1,531
Net income (loss) under US GAAP	$83,477	$47,970	$(14,549)

Net income (loss) attributable to
Equity shareholders of the Company	$61,363	$35,402	$(15,322)
Non-controlling interest (j)	22,114	12,568	773
	$83,477	$47,970	$(14,549)

Other comprehensive income (loss) under Canadian GAAP	$18,691	$25,077	$(24,289)
Foreign exchange impact (m)	(548)	81	344
Comprehensive income (loss) under US GAAP	$101,620	$73,128	$(38,494)

Other comprehensive income (loss) attributable to
Equity shareholders of the Company	$79,506	$60,520	$(39,267)
Non-controlling interest (j)	22,114	12,608	773
	$101,620	$73,128	$(38,494)

Basic earnings (loss) per share	$0.36	$0.22	$(0.10)
Diluted earnings (loss) per share	$0.36	$0.22	$(0.10)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Consolidated Statements of Operations (Under US GAAP)	2011	2010	2009

Sales	$167,327	$107,164	$83,523

Cost of sales	35,457	23,996	29,322
Depreciation, amortization and depletion	5,507	3,206	5,401
	40,964	27,202	34,723

Gross profit	126,363	79,962	48,800

Expenses
Accretion of asset retirement obligations	164	125	123
Amortization	648	932	817
Foreign exchange loss (gain)	2,765	(471)	(2,602)
General exploration and property investigation expenses	10,853	10,702	11,776
Impairment charges and bad debt	-	698	42,474
Investor relations	463	438	550
General and administrative	15,026	9,218	9,189
Other taxes	1,478	143	129
Professional fees	1,310	1,783	1,488
	32,707	23,568	63,944
	93,656	56,394	(15,144)
Other income and expenses
Equity income (loss) on investment in NUX	2,081	(550)	(1,946)
Dilution gain on investment in NUX	4,989	-	-
Gain (loss) on disposal of mineral rights and properties	537	-	(466)
Loss on disposal of plant and equipment	(677)	(1,569)	(328)
Unrealized gain on held-for-trading securities	1,283	35	(101)
Gain on disposal of long term investments	505	-	-
Interest expenses	(87)	(122)	(7)
Interest income	1,461	868	1,342
Other income	511	337	478
	10,603	(1,001)	(1,028)

Income (loss) before income taxes	104,259	55,393	(16,172)

Income tax expense (recovery)
Current	19,485	7,796	6,988
Future	1,297	(373)	(8,611)
	20,782	7,423	(1,623)
Net income (loss)	$83,477	$47,970	$(14,549)

Net income (loss) attributable to
Equity shareholders of the Company	$61,363	$35,402	$(15,322)
Non-controlling interest	22,114	12,568	773
	$83,477	$47,970	$(14,549)

Basic earnings (loss) per share	$0.36	$0.22	$(0.10)
Diluted earnings per share	$0.36	$0.22	$(0.10)
Weighted Average Number of Shares Outstanding - Basic	167,806,101	162,287,528	152,350,041
Weighted Average Number of Shares Outstanding - Diluted	169,192,836	163,571,019	152,350,041

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2011
					Accumulated
		Additional			other	Retained	Non	Total
	Share	paid in	Contributed		comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	capital	capital	surplus	Reserves	income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$266,081	$-	$4,192	$31,893	$33,601	$73,185	$-	$408,952
Adjustment to acquisition of Yunxiang (b)(i)	-	-	-	-	-	(298)	-	(298)
Adjustment to acquisition of 10% interest of Henan Huawei (b)(ii)	-	-	(1,274)	-	-	60	-	(1,214)
Expense exploration and development expenditures (c)	-	-	-	-	-	(30,627)	-	(30,627)
Adjustments to depletion of mineral rights and properties (d)	-	-	-	-	-	3,620	-	3,620
Adjustment to future income tax (i)	-	-	-	-	-	3,187	-	3,187
Adjustment to equity investment loss and dilution gain (e)	-	-	-	-	-	(653)	-	(653)
Adjustment to impairment charges (f)	-	-	-	-	-	8,233	-	8,233
Adjustment to loss on disposal of mineral rights and properties (g)	-	-	-	-	-	353	-	353
Adjustment to foreign exchange (h)	-	-	-	-	-	(234)	-	(234)
Share purchase warrants (k)	(5,114)	7,485	-	-	-	(2,372)	-	(1)
Adjustment to fair value of warrants (e)	-	-	-	-	-	(314)	-	(314)
Adjustment to stock based compensation (l)	-	-	(464)	-	-	464	-	-
Adjustment to non-controlling interest (j)	-	-	-	-	-	1,202	44,566	45,768
Adjustment to accumulative other comprehensive income (m)	-	-	-	-	(15)	-	-	(15)
Reported under US GAAP	$260,967	$7,485	$2,454	$31,893	$33,586	$55,806	$44,566	$436,757

	March 31, 2010
					Accumulated
		Additional			other	Retained	Non	Total
	Share	paid in	Contributed		comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	capital	capital	surplus	Reserves	income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$145,722	$-	$4,702	$31,893	$14,910	$17,763	$-	$214,990
Expense exploration and development expenditures (c)	-	-	-	-	-	(23,093)	-	(23,093)
Adjustments to depletion of mineral rights and properties (d)	-	-	-	-	-	2,700	-	2,700
Adjustment to future income tax (i)	-	-	-	-	-	2,907	-	2,907
Increase equity investment loss (e)	-	-	-	-	-	(1,160)	-	(1,160)
Adjustment to impairment charges (f)	-	-	-	-	-	8,233	-	8,233
Adjustment to loss on disposal of mineral rights and properties (g)	-	-	-	-	-	353	-	353
Adjustment to foreign exchange (h)	-	-	-	-	-	(231)	-	(231)
Share purchase warrants (k)	(5,114)	7,485	-	-	-	(2,371)	-	-
Adjustment to fair value of warrants (e)	-	-	-	-	-	(314)	-	(314)
Adjustment to stock based compensation (l)	-	-	(393)	-	-	393	-	-
Adjustment to non-controlling interest (j)	-	-	-	-	40	2,689	18,972	21,701
Adjustment to accumulative other comprehensive income (m)	-	-	-	-	493	-	-	493
Reported under US GAAP	$140,608	$7,485	$4,309	$31,893	$15,443	$7,869	$18,972	$226,579

	March 31, 2009
					Accumulated
		Additional			other	Retained	Non	Total
	Share	paid in	Contributed		comprehensive	earnings	controlling	shareholders'
Consolidated Statement of Equity	capital	capital	surplus	Reserves	income (loss)	(deficit)	interest	equity
Reported under Canadian GAAP	$135,604	$-	$3,764	$31,893	$(10,167)	$(8,648)	$-	$152,446
Expense exploration and development expenditures (c)	-	-	-	-	-	(17,300)	-	(17,300)
Adjustments to depletion of mineral rights and properties (d)	-	-	-	-	-	2,003	-	2,003
Adjustment to future income tax (i)	-	-	-	-	-	1,771	-	1,771
Increase equity investment loss (e)	-	-	-	-	-	(1,035)	-	(1,035)
Adjustment to impairment charges (f)	-	-	-	-	-	8,233	-	8,233
Adjustment to loss on disposal of mineral rights and properties (g)	-	-	-	-	-	353	-	353
Adjustment to foreign exchange (h)	-	-	-	-	-	(270)	-	(270)
Share purchase warrants (k)	(5,114)	7,485	-	-	-	(2,371)	-	-
Adjustment to fair value of warrants (e)	-	-	-	-	-	(314)	-	(314)
Adjustment to stock based compensation (l)	-	-	(262)	-	-	262	-	-
Adjustment to non-controlling interest (j)	-	-	-	-	-	1,919	5,698	7,617
Adjustment to accumulative other comprehensive income (m)	-	-	-	-	372	-	-	372
Reported under US GAAP	$130,490	$7,485	$3,502	$31,893	$(9,795)	$(15,397)	$5,698	$153,876

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Consolidated summarized statement of cash flows	2011	2010	2009

Operating activities
Operating activities under Canadian GAAP	$104,242	$65,983	$46,986
Adjustment to acquisition of Yunxiang (b)(i)	(298)	-	-
Expense exploration and development expenditures (c)	(7,534)	(5,793)	(9,451)
Operating activities under US GAAP	$96,410	$60,190	$37,535

Investing activities
Investing activities under Canadian GAAP	$(103,527)	$(42,330)	$(36,444)
Adjustment to acquisition of Yunxiang b(i)	298	-	-
Expense exploration and development expenditures (c)	7,534	5,793	9,451
Investing activities under US GAAP	$(95,695)	$(36,537)	$(26,993)

Financing activities
Financing activities under Canadian GAAP	$90,817	$(17,179)	$(4,838)
Financing activities under US GAAP	$90,817	$(17,179)	$(4,838)

(a)	Recently adopted Accounting Pronouncements

(i)	Consolidation of Variable Interest Entities

In December 2009, FASB issued ASU 2009-17, “Consolidation (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”)”, which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purposes entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

This guidance requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

This new guidance is effective for the Company’s fiscal year beginning April 1, 2010. The adoption of this standard did not have material impact on the Company’s consolidated financial statements.

(ii)	Improving Disclosure about Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides additional guidance to improve disclosures regarding fair value measurements by adding two new disclosure requirements: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll-forward. It also provides clarification on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. The new requirements and guidance are effective for periods beginning after December 15, 2009, except for the Level 3 roll-forward which is effective for fiscal years beginning after December 15, 2010.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

This new guidance is effective for the Company’s fiscal year beginning April 1, 2010. The adoption of this standard did not have material impact on the Company’s consolidated financial statements.

(b)	Business Combination

(i)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

US GAAP requires the assets acquired and liabilities assumed as part of a business combination to be recorded at 100% of their fair value, whereas under the Canadian GAAP only the controlling interest’s portion was recorded at fair value. Therefore, the non-controlling interest in the Yunxiang acquisition is recorded at fair value with the relative adjustment classified as an adjustment to mineral rights and property and future income tax liabilities under US GAAP. Under Canadian GAAP the non-controlling interest is recorded at its share of the carrying value of the net assets acquired.

In addition, acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under the US GAAP.

The Company is still in the process of determining the fair value of the non-controlling interest and the preliminary allocation of the purchase price to Yunxiang’s identifiable assets acquired and liabilities assumed based on estimated fair values at the time of acquisition under US GAAP was presented as follows:

Cash consideration	$23,084
Liabilities assumed	3,273
Purchase consideration	$26,357

Net working capital (cash: $nil)	$27
Plant and equipment	776
Mineral rights and properties	49,551
Asset retirement obligations	(415)
Future income tax liabilities	(12,286)
Non-controlling interest	(11,296)
Assets acquired and liabilities assumed	$26,357

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	10% Equity Interest in Henan Huawei Mining Co. Ltd.

The acquisition of an additional 10% interest in Huawei was accounted for as a business combination under Canadian GAAP, therefore the purchase method was used to allocate the consideration given to the acquired assets and liabilities.

However, under US GAAP, such transaction was treated as changes in a parent’s ownership interest in a subsidiary that does not result in a change of control. The acquisition was accounted for as an equity transaction and the Company’s carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in their relative interests in Henan Huawei. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity.

(c)	Exploration and Development Expenditures

Canadian GAAP allows exploration and development costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration and development expenditures, including incidental cost recoveries can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration and development expenditures incurred prior to the establishment of proven and probable reserves.

A difference in classification on the cash flow also arises as expenditures associated with capitalized exploration costs under Canadian GAAP are treated as an investing activity whereas under US GAAP, such exploration costs are expensed and shown in operating section of the statement of cash flow.

(d)	Depletion of Mineral Rights and Properties

The impact of depletion of mineral rights and properties is mainly due to the GAAP differences discussed in adjustment (c) above.

(e)	Equity Method Investments

The impact on the equity method investments mainly include exploration costs incurred by NUX that have been capitalized during the search for a commercially mineable body of ore and the start-up costs incurred by Yongning that had been capitalized during the pre-operating period until June 2009 when the Company concluded that it no longer held significant influence over Yongning. For US GAAP purposes, the Company has therefore expensed the exploration and development expenditures and the start-up costs of its equity investment.

In addition, the Company’s investment in NUX contained a free standing derivative (NUX’s warrants) that is required to be measured at fair value under US GAAP. Consequently, a total of $314, the fair value of the 450,000 NUX warrants the Company subscribed during NUX’s private placement in March 2007, was adjusted from the equity method investments to short term investments and a loss of $nil (2010 – $nil and 2009 – $101) was recorded as a fair value adjustment on the consolidated statements of operations. The NUX warrants expired in March 2009 and no further adjustment was required since fiscal 2010 and thereafter.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Impairment Charges

The impact on the impairment charges was due to the carrying value differences of each asset immediately before the impairment arising from the GAAP differences discussed in adjustments (c), (d) and (e) above.

(g)	Loss on Disposal of Mineral Rights and Properties

The impact on the loss on disposal of mineral rights and properties was due to the carrying value difference of NZ project immediately before the disposal arising from the GAAP differences discussed in adjustment (c) above.

(h)	Foreign Exchange

Under Canadian GAAP, when a self-sustaining foreign operation subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to the proportionate amount of the exchange gain or loss accumulated in other comprehensive income (loss) is recognized in the statements of operations. Under US GAAP, the foreign exchange gain or loss accumulated in the accumulated other comprehensive income is only recognized in income when the foreign subsidiary is sold, or the parent completely or substantially liquidates its investment.

(i)	Income Tax

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented. The impact on future income tax is arising from the GAAP differences discussed in adjustments (b), (c), (d), (e) and (f) above.

In June 2006, FASB issued an interpretation of ASC Topic 740, “Income Taxes”, which addresses the accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company adopted the provisions of ASC 740 with respect to the accounting for uncertainty in income taxes on April 1, 2007. The adoption did not have a material impact on the Company’s consolidated financial statements. The Company has not recorded any tax amounts as a result of this standard for all years presented.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. During the year ended March 31, 2011, the Chinese Tax Bureau reassessed Henan Found’s income taxes for taxation years from 2005 to 2009. Additional income taxes including interest and penalties of $282 (RMB¥1.9 million) was paid as a result of these reassessments.

The Company is subject to income taxes in Canada, China, and Hong Kong. The tax years of major tax jurisdictions which remain subject to examination as of March 31, 2011 are as follows:

Canada	2003 to present
China	2005 to present
Hong Kong	2008 to present

(j)	Non-Controlling Interests

The impact on the non-controlling interest expenses and balances of the GAAP differences related to the Company’s 77.5% owned subsidiary Henan Found; 80% owned subsidiary Henan Huawei; 82% interest in Qinghai Found; 70% interest in Yunxiang and 95% interest in Guangdong Found.

As a result of the adoption of ASC 810 “Consolidation”, the Company has reclassified non-controlling interest as a reconciling item in the equity section as at and for each of the three-year period ended March 31, 2011.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The continuity of non-controlling interests under US GAAP was summarized as follows:

Total
Balance, March 31, 2008	$10,109
Addition upon acquisition	172
Share of net earnings (loss)	773
Contribution from non-controlling interest holder	219
Dividend to non-controlling interest holder	(7,145)
Foreign exchange impact	1,570
Balance, March 31, 2009	$5,698
Share of net earnings (loss)	12,568
Foreign exchange impact	706
Balance, March 31, 2010	$18,972
Addition upon acquisition	11,669
Share of net earnings (loss)	22,114
Dividend to non-controlling interest holder	(10,582)
Foreign exchange impact	2,393
Balance, March 31, 2011	$44,566

(k)	Share Purchase Warrants

Under Canadian GAAP, the residual approach was adopted to value the share purchase warrants attached to private placements issued. Under US GAAP, the share purchase warrants should be valued at fair value. There is no impact on the shareholders’ equity section as a whole but individual accounts under the shareholders equity section are affected.

(l)	Stock Based Compensation

Stock options are required to be accounted for using the fair value method under both Canadian GAAP and US GAAP. Canadian GAAP allows forfeitures to be estimated in advance or to be accounted for as they occur. Under US GAAP, the compensation expense recognized for stock-based compensation awards must reflect an estimate of forfeitures at the time of grant, which is subject to revision in subsequent periods, if necessary.

The aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted closing price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised in 2011 was $5,419 (2010 – $8,780 and 2009 – $12). The aggregate intrinsic value of options outstanding as at March 31, 2011 was $22,690 (March 31, 2010 – $5,935 and March 31, 2009 – $2,879). The aggregate intrinsic value of options exercisable as at March 31, 2011 was $11,250 (March 31, 2010 – $2,209 and March 31, 2009 – $2,810).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2011, 2010 and 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2011, there was $432 of unrecognized compensation cost related to non-vested stock options. The cost is expected to be recognized over a period of 46 months. The estimated fair value of stock options vested during the year ended March 31, 2011 was $2,319 (2010 – $2,098 and 2009 – $1,935).

The options were valued using a forfeiture rate of 11.4%.

(m)	Accumulated Other Comprehensive Income

The impact on the accumulated other comprehensive income is mainly due to the different exchange rates used to convert the adjustments on the consolidated balance sheet and the adjustments on consolidated statements of operations from functional currency to reporting currency using current rate method arising from the GAAP differences discussed in adjustments (b) to (l) above.

(n)	Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) for Fiscal 2012. As such the Company will not be presenting a reconciliation to US GAAP in future periods as allowed under SEC regulations.